SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Corporate Taxpayers’ ID (CNPJ/MF): 02.558.118/0001-65
NIRE: 3130002535-7
PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY
GENERAL SHAREHOLDERS’ MEETING
held on March 28, 2008

Date, Time and Place:

The Meeting was held on March 28, 2008, at 3:00 p.m., at the headquarters of Telemig Celular Participações S.A. (“Telemig Participações” or the “Company”), in the city of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, Funcionários.

Call:

Telemig Participações’ shareholders were called pursuant to notice published at the newspaper Valor Econômico on 02/28/2008, 02/29/2008 and 03/03/2008, and at the Official Gazette of the State of Minas Gerais on 03/01/2008, 03/04/2008 and 03/05/2008, pursuant to article 124, paragraph 1, item II, of Law 6,404/76

Attendance:

The shareholders representing over 2/3 (two thirds) of the Company’s voting capital, as per the signatures on the Shareholders’ Attendance Book, were present to the Meeting. The following persons also attended the Meeting: Alexsandro de Souza Popovic, member of the Fiscal Council of Telemig Participações, Rodrigo Nogueira Mendes, corporate legal manager of the subsidiary company Telemig Celular S.A., as well as Paulo Marques Garrucho and Leonardo Fonseca de Freitas Maia, representatives of the Company’s independent auditors, Deloitte Touche Tohmatsu.

Presiding Board:

Upon verifying the necessary quorum for the respective installation, pursuant to article 125, main section, and article 135, main section, of Law 6,404/76, the Annual and Extraordinary General Shareholders’ Meeting of Telemig Participações was installed by Mr. Rodrigo Nogueira Mendes, as the attorney-in-fact of Mr. André Machado Mastrobuono, the Company’s Chief Executive Officer, Chief Financial Officer and Investor Relations Officer (doc. 01). Following that, Mr. Victor Gelli Cavalvantti took over the chair of the Meeting and invited Mr. Rodrigo Nogueira Mendes to be the Secretary.

This page makes up the Minutes of the Annual and Extraordinary General Shareholders’ Meeting
of Telemig Celular Participações S.A. held on March 28, 2008, at 3:00 pm.

Agenda:

Annual General Shareholders’ Meeting:

1. To evaluate the Management’s accounts and to examine, discuss and vote the financial statements referring to the fiscal year ended on December 31, 2007;

2. To resolve on the allocation of net income for the fiscal year ended on 12/31/2007, and on the payment of dividends, as well as on the budget proposal prepared pursuant to article 196 of Law 6,404/76;

3. To elect the members of the Board of Directors; and

4. To elect the members of the Fiscal Council and establish the respective individual compensation, pursuant to article 162, paragraph 3, of Law 6,404/76.

Extraordinary General Shareholders’ Meeting:

1. To establish the total amount of the Management’s compensation for the fiscal year of 2008;

2. To capitalize the goodwill assets through the issue of shares of the Company and the corresponding increase in its capital stock;

3. To capitalize the profit reserve exceeding the capital stock; and

4. To amend article 5 of the Company’s Bylaws to reflect the resolutions described in items 2 and 3 above, as well as approve the respective amendment.

Resolutions:

The reading of the agenda was waived and attending shareholders unanimously resolved to draw up the minutes of this Meeting in the summary format, pursuant to the provisions of article 130, paragraph 1, of Law 6,404/76, with shareholders being entitled to present their votes and state their objections, which, after being received by the Presiding Board, shall be filed at the Company’s headquarters.

This page makes up the Minutes of the Annual and Extraordinary General Shareholders’ Meeting
of Telemig Celular Participações S.A. held on March 28, 2008, at 3:00 pm.

Preliminarily, the Chairman recorded the receipt of the copy of the minutes of the Previous Meeting of the Signatories of the Shareholders’ Agreement of Newtel Participações S.A., held on March 26, 2008 at 9:00 a.m. (doc. 02), and of the minutes of the Extraordinary General Shareholders’ Meeting of Telpart Participações S.A., held on March 26, 2008, at 10:30 a.m. (doc. 03), which contain the vote instructions to be followed in this Meeting by the representatives of the shareholder Telpart Participações S.A.

Next, the Chairman initiated the discussion of item 1 of the agenda of the Annual General Shareholders’ Meeting, being approved, by unanimous vote, with the abstention from voting of the shareholders Vinson Fund LLC, Polo Fundo de Investimento em Ações and Polo Norte Fundo de Investimento Multimercado, the Management’s accounts and financial statements for fiscal year ended December 31, 2007, with a favorable opinion of the Company’s Fiscal Council (doc. 04).

Then, the Annual General Shareholders’ Meeting discussed item 2 of the respective agenda, and unanimously approved, with the abstention from voting of the shareholders Vinson Fund LLC, Polo Fundo de Investimento em Ações and Polo Norte Fundo de Investimento Multimercado, the proposal referring to the allocation of net income for the fiscal year ended December 31, 2007, and to the payment of dividends (doc. 05), as well as the budget proposal prepared pursuant to article 196 of Law 6,404/76 (doc. 06). It was also decided that dividends shall be paid within the shortest possible term.

As for item 3 of the agenda of the Annual General Shareholders’ Meeting, the following members were elected by the controlling shareholder, Telpart Participações S.A., as members of the Company’s Board of Directors, with a three-year term of office, pursuant to article 22 of Telemig Participações’ By-laws:

- Mr. Sergio Spinelli Silva Junior, Brazilian, married, lawyer, bearer of the ID card OAB/SP 111.237 and registered with the individual roll of taxpayers under no. 111.888.088 -93, with office in the city and state of São Paulo, at Alameda Joaquim Eugênio de Lima, n. 447, as a sitting member;

- Mr. Sergio Ros Brasil Pinto, Brazilian, single, lawyer, bearer of the ID card OAB/RJ 90.781 and registered with the individual roll of taxpayers under no. 010.833.047 -80, with office in the city and state of Rio de Janeiro, at Av. Rio Branco, n.° 138, 6° andar, as his respective alternate;

This page makes up the Minutes of the Annual and Extraordinary General Shareholders’ Meeting
of Telemig Celular Participações S.A. held on March 28, 2008, at 3:00 pm.

- Mr. Alberto Ribeiro Güth, Brazilian, divorced, engineer, bearer of the ID card IFP/RJ 4.047.152 and registered with the individual roll of taxpayers under no. 759.014.807 -59, with office in the city and state of Rio de Janeiro, at Rua Lauro Muller, n. 116, 2.201, as a sitting member;

- Mr. Renato Carvalho do Nascimento, Brazilian, married, engineer, bearer of the ID card SSP/MG 4.013.603 and registered with the individual roll of taxpayers under no. 633.578.366 -53, with office in the city and state of São Paulo, at Av. Brigadeiro Faria Lima, n. 2.055, 15 floor, as his respective alternate;

- Mr. Kevin Michael Altit, Brazilian, married, lawyer, bearer of the ID card OAB/RJ 62.437 and registered with the individual roll of taxpayers under no. 842.326.847 -00, with office in the city and state of Rio de Janeiro, at Av. Presidente Wilson, n. 231, 403/404, as a sitting member;

- Ms. Mariana Sarmento Meneghetti, Brazilian, married, lawyer, bearer of the ID card OAB/RJ 111.864 and registered with the individual roll of taxpayers under no. 069.991.807 -33, with office in the city and state of Rio de Janeiro, at Rua Lauro Muller, n. 116, 2.201, as his respective alternate;

- Mr. Elemér André Surányi, Brazilian, married, economist, bearer of the ID card SSP/SP 11621844 and registered with the individual roll of taxpayers under n. 114.870.148 -64, with office in the city and state of São Paulo, at Alameda Joaquim Eugênio de Lima, n. 447, as a sitting member;

- Mr. Daniel Calhman Miranda, Brazilian, married, lawyer, bearer of the ID card OAB/SP 135.355 and registered with the individual roll of taxpayers under no. 666.410.981 -68, with office in the city and state of São Paulo, at Alameda Joaquim Eugênio de Lima, n. 447, as his respective alternate;

- Mr. Pedro Paulo Elejalde de Campos, Brazilian, engineer and business administrator, bearer of the ID card SSP/RS 3.006.244.549 and registered with the individual roll of taxpayers under no. 264.776.450 -68, with office in the city and state of São Paulo, at Av. Brigadeiro Faria Lima, n. 2.055, 15 floor, as a sitting member;

- Mr. Marcel Cecchi Vieira, Brazilian, single, engineer, bearer of the ID card SSP/SP 20.563.675 -5 and registered with the individual roll of taxpayers under no. 143.917.738 -48, with office in the city and state of São Paulo, at Av. Brigadeiro Faria Lima, n. 2.055, 15 floor, as his respective alternate;

This page makes up the Minutes of the Annual and Extraordinary General Shareholders’ Meeting
of Telemig Celular Participações S.A. held on March 28, 2008, at 3:00 pm.

- Mr. Carlos Alberto Rosa, Brazilian, married, mechanical engineer, bearer of the ID card 13.914.224 and registered with the individual roll of taxpayers under no. 087.833.278 -27, with office in the city of Brasília, in the Federal District, at SCN Q. 02, bl. A, 13 floor, as a sitting member;

- Mr. Roberto Yoshio Miura, Brazilian, single, civil engineer, bearer of the ID card SSP/SP 7662440 and registered with the individual roll of taxpayers under no. 029.906.338 -04, with office in the city of Brasília, in the Federal District, at SCN Q. 02, bl. A, 13 floor, as his respective alternate;

- Mr. Eléu Magno Baccon, Brazilian, single, business administrator, bearer of the ID card SSP/PR 3.236.391 -1 and registered with the individual roll of taxpayers under no. 480.346.659 -91, resident and domiciled in the city of Brasília, in the Federal District, at SHIS, QI 27, 15, house 1, as a sitting member;

- Mr. Eduardo Nelson de Sousa Toledo, Brazilian, married, economist, bearer of the ID card SSP/PR M-395.679 and registered with the individual roll of taxpayers under no. 155.977.336 -72, resident and domiciled in the city of Brasília, in the Federal District, at QMSW, Q5, Lt. 4, apto 310 C, as his respective alternate;

- Mr. Wagner Pinheiro de Oliveira, Brazilian, married, economist, bearer of the ID card SSP/SP 13.998.637 and registered with the individual roll of taxpayers under no. 087.166.168 -39, resident and domiciled in the city and state of Rio de Janeiro, at Rua do Ouvidor n° 98, 9° andar, as a sitting member;

Mr. Sergio de Vasconcellos Rodrigues, Brazilian, divorced, economist, bearer of the ID card SSP/SP 8.355.370 -8 and registered with the individual roll of taxpayers under no. 024.998.328 -19, resident and domiciled in the city and state of Rio de Janeiro, at Rua Itambi, n° 61, apto. 105, Botafogo, as his respective alternate;

- Mr. Danilo de Siqueira Campos, Brazilian, married, ID Card M 4723779, Individual taxpayers’ 195.709.961 -53, with offices at Rua Nacib Cury, 83, city of Uberaba, state of Minas Gerais, as sitting member;

- Mr. José Eustáquio Bueno Caixeta, Brazilian, married, banking employee, ID Card M362667 SSP/MG, Individual taxpayers’ 007.944.306 -00, with address in the City of Uberaba, State of Minas Gerais, at Rua Martim Francisco 329, as his respective alternate;

This page makes up the Minutes of the Annual and Extraordinary General Shareholders’ Meeting
of Telemig Celular Participações S.A. held on March 28, 2008, at 3:00 pm.

- Mr. José Wilson da Silva, Brazilian Citizen, single, ID Card M440693 SSP/MG, Individual taxpayers’ 205.757.856 -91, resident and domiciled in the City of Brasília/DF, at SHCGN 711, bl. D, house 29, Asa Norte, as sitting member; and

- Mr. Antonio Luiz Benevides Xavier, Brazilian Citizen, married, banking employee, ID Card 04819908-7 IFP, Individual taxpayers’ 734.083.797 -34, with address in the City of Niterói, State of Rio de Janeiro, at Av. Ari Parreiras 65/1401, Icaraí, as his respective alternate.

In a separate voting session, pursuant to article 141, paragraph 5, of Law 6,404/76, with reading provided by Law 10,303/01, in which the shareholders Telpart Participações S.A. and Caixa de Previdência dos Funcionários do Banco do Brasil – Previ abstained from any type of manifestation or action, the shareholders holding common and preferred shares issued by the Company, with the abstention from voting of the shareholders Mauá Fundo de Investimento Multimercado, Mauá IES Fundo de Investimento Multimercado, Mauá IES II Fundo de Investimento Multimercado, Mauá Absoluto Fundo de Investimento Multimercado, Mauá Brasil Plus Holdings LLC, Mauá Top Fundo de Investimento Multimercado and Mauá Top Private Fundo de Investimento Multimercado, unanimously elected the following members of the Board of Directors of Telemig Participações:

- Mr. Marcelo Santos Barbosa, Brazilian, married, lawyer, ID Card OAB/RJ 84.406, Individual taxpayers’ 021.751.457 -00, resident and domiciled in the City and State of Rio de Janeiro, at Rua Senador Simonsen, 280, 201, as sitting member; and

- Mr. Marcos Duarte Santos, Brazilian, single, engineer, ID Card 08383583-5 IFP/RJ, Individual taxpayers’ 014.066.837 -36, resident and domiciled in the City and State of Rio de Janeiro, at Av. Sernambetiba, 3600, bl. 05, 2103, as his respective alternate.

As for the election of members to take up the positions of the Company’s Chairman and Vice-Chairman of the Board of Directors, the meeting unanimously approved, with the abstention from voting of the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, the appointment of Messrs. Sergio Spinelli Silva Junior and Alberto Ribeiro Güth, respectively, to the positions of Chairman and Vice-Chairman of the Board of Directors of Telemig Participações.

This page makes up the Minutes of the Annual and Extraordinary General Shareholders’ Meeting
of Telemig Celular Participações S.A. held on March 28, 2008, at 3:00 pm.

The shareholders declared that the Members elected to the Company’s Board of Directors are not subject to any of the crimes provided for by Law neither were convicted in administrative or judicial proceedings preventing them to take office of their positions and exercise their respective terms of office, and also informed that they shall be apt for making the statements provided for in CVM Instruction 367/02. The résumés of the elected Members are filed at the Company’s headquarters.

As for item 4 of the agenda of the Annual General Shareholders’ Meeting, the controlling shareholder, Telpart Participações S.A., elected the following members to compose the Company’s Fiscal Council, the terms of which shall expire at the next Annual General Shareholders’ Meeting of the Company, to be held in 2009:

- Mr. José Arthur Escodro, Brazilian citizen, married, accountant, ID card CRC/SP 1SP095428/o-2, and individual taxpayer’s (CPF/MF) 712.687.408 -10, resident and domiciled in the City of São Paulo, State of São Paulo, having office at Rua Pedro de Toledo, 980, 12 floor, 123, as a sitting member;

- Mr. Hiram Bandeira Pagano Filho, brasileiro, solteiro, lawyer, ID Card OAB/RJ 121.648 Individual taxpayers’ Id. (CPF/MF) 085.074.717 -14; resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Presidente Wilson, 231, 403/404, as his respective alternate.

- Mr. Jorge Luiz Gouvêa, Brazilian citizen, married, ID card 441.807 (SSP/ES) and individual taxpayer’s (CPF/MF) 558.995.797 -49, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Senador Vergueiro, 81, ap. 1101, as a sitting member;

- Mrs. Paola Rocha Ferreira, Brazilian, married, chemical engineer, ID card 10754129 (IFP/RJ) and individual taxpayer’s (CPF/MF) 081.786.107 -60, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Ouvidor, 98, as his respective alternate;

- Mr. Edmilson da Gama Silva, Brazilian citizen, married, attorney, ID card 14.388 (OAB/RJ) and individual taxpayer’s (CPF/MF) 047.636.498 -17, resident and domiciled in the City of Brasília, the Federal District, at CSHIS, QI, 25, 6, house 4, as a sitting member; and

- Mr. Jalisson Lage Maciel, Brazilian citizen, single, economist, ID card 2113901 (SSP/ES) and individual taxpayer’s (CPF/MF) 938.384.096 -04, resident and domiciled in the City of Brasília, the Federal District, at SCN, 2, bl. A, 13 floor, as his respective alternate.

This page makes up the Minutes of the Annual and Extraordinary General Shareholders’ Meeting
of Telemig Celular Participações S.A. held on March 28, 2008, at 3:00 pm.

In a separate voting session, in which the shareholders Telpart Participações S.A. and Caixa de Previdência dos Funcionários do Banco do Brasil – Previ abstained from any manifestation or action of any kind, the Company’s preferred shareholders unanimously elected the following member of the Fiscal Council of Telemig Participações:

- Mr. Alexsandro de Souza Popovic, Brazilian, single, lawyer, São Paulo Bar Association membership (OAB/SP) id. 238,268, individual taxpayer’s id. (CPF/MF) 148.240.858 -96, resident and domiciled in the city of São Paulo at Rua Panamá, 50, Jardim América, as a sitting member, without indication of hisrespective alternate.

The individual compensation of the sitting members of the Fiscal Council of Telemig Participações was maintained, by unanimous vote, with the abstention from voting of shareholders Mauá Fundo de Investimento Multimercado, Mauá IES Fundo de Investimento Multimercado, Mauá IES II Fundo de Investimento Multimercado, Mauá Absoluto Fundo de Investimento Multimercado, Mauá Brasil Plus Holdings LLC, Mauá Top Fundo de Investimento Multimercado, Mauá Top Private Fundo de Investimento Multimercado, at R$ 3,900.00 (three thousand, and nine hundred reais) per month, in respect of the minimum amount set forth in article 162, paragraph 3, of Law 6,404/76.

Next, the Chairman placed for discussion item 1 of the agenda of the Extraordinary General Shareholders’ Meeting, which was unanimously approved, with the abstention from voting of the shareholders Vinson Fund LLC, Polo Fundo de Investimento em Ações, Polo Norte Fundo de Investimento Multimercado, Mauá Fundo de Investimento Multimercado, Mauá IES Fundo de Investimento Multimercado, Mauá IES II Fundo de Investimento Multimercado, Mauá Absoluto Fundo de Investimento Multimercado, Mauá Brasil Plus Holdings LLC, Mauá Top Fundo de Investimento Multimercado, Mauá Top Private Fundo de Investimento Multimercado, the total amount of the Management’s compensation for the fiscal year of 2008, pursuant to the proposal of the Management of Telemig Participações (doc. 07).

With regards to item 2 of the agenda of the Extraordinary General Shareholders’ Meeting, it was unanimously decided, with the abstention from voting of the shareholders Vinson Fund LLC, Polo Fundo de Investimento em Ações and Polo Norte Fundo de Investimento Multimercado, to remove this item from the agenda.

This page makes up the Minutes of the Annual and Extraordinary General Shareholders’ Meeting
of Telemig Celular Participações S.A. held on March 28, 2008, at 3:00 pm.

The discussion then moved on to item 3 of the agenda of the Extraordinary General Shareholders’ Meeting, which was unanimously approved, with the abstention from voting of shareholders Vinson Fund LLC, Polo Fundo de Investimento em Ações and Polo Norte Fundo de Investimento Multimercado, the capitalization of the profit reserve exceeding the capital stock of Telemig Participações, in the total amount of R$ 62,500,000.00 (sixty-two million, five hundred thousand Reais).

Finally, concerning item 4 of the agenda of the Extraordinary General Shareholders’ Meeting, it was unanimously approved, with the abstention from voting of the shareholders Vinson Fund LLC, Polo Fundo de Investimento em Ações and Polo Norte Fundo de Investimento Multimercado, that, pursuant to the decision taken regarding item 3 of this agenda, article 5 of the Company's Bylaws shall henceforth be read as follows:

“Art. 5 - The subscribed capital stock, fully paid-in, amounts to R$ 577,500,000.00 (five hundred and seventy-seven million, five hundred thousand Reais), represented by 36,207,061 (thirty-six million, two hundred and seven thousand, and sixty one) shares, of which 13,466,059 (thirteen million, four hundred and sixty-six thousand, and fifty-nine) are common shares, and 22,741,002 (twenty-two million, seven hundred and forty-one thousand, and two) are preferred shared, all registered and with no par value.”

The Meeting also approved the consolidation of the Bylaws of Telemig Participações after incorporating the aforementioned amendment, and to be filed at the Company's headquarters.

Closing:

Nothing else to be discussed, the Chairman offered the floor to anyone who intended to make use of it and, since no one did, the Meeting was closed and these present minutes were drawn up, read, found in compliance and signed by all attending shareholders, Mr. Alexsandro de Souza Popovic, member of the Fiscal Council of Telemig Participações, the Chairman and the Secretary. The publication of these present minutes was approved omitting the signature of the shareholders, under the terms of article 130, paragraph 2, of Law n. 6,404/76.

Belo Horizonte/MG, March 28, 2008.

This page makes up the Minutes of the Annual and Extraordinary General Shareholders’ Meeting
of Telemig Celular Participações S.A. held on March 28, 2008, at 3:00 pm.

Victor Gelli Cavalcanti	Rodrigo Nogueira Mendes
Chairman	Secretary

Alexsandro de Souza Popovic
Member of the Fiscal Council

Attending Shareholders:

Telpart Participações S.A.
(by proxy Victor Gelli Cavalcanti)

Caixa de Previdência dos Funcionários do Banco do Brasil – Previ
(by proxy Bethsaida de Oliveira Pena)

Antonio Cardoso dos Santos

Vinson Fund, LLC
(by proxy Antonio Cardoso dos Santos)

Polo Fundo de Investimento em Ações
(by proxy Antonio Cardoso dos Santos)

Polo Norte Fundo de Investimento Multimercado
(by proxy Antonio Cardoso dos Santos)

Mauá Fundo de Investimento Multimercado
(by proxy Antonio Cardoso dos Santos)

This page makes up the Minutes of the Annual and Extraordinary General Shareholders’ Meeting
of Telemig Celular Participações S.A. held on March 28, 2008, at 3:00 pm.

Mauá IES Fundo de Investimento Multimercado
(by proxy Antonio Cardoso dos Santos)

Mauá IES II Fundo de Investimento Multimercado
(by proxy Antonio Cardoso dos Santos)

Mauá Absoluto Fundo de Investimento Multimercado
(by proxy Antonio Cardoso dos Santos)

Mauá Brasil Plus Holdings LLC
(by proxy Antonio Cardoso dos Santos)

Mauá Top Fundo de Investimento Multimercado
(by proxy Antonio Cardoso dos Santos)

Mauá Top Private Fundo de Investimento Multimercado
(by proxy Antonio Cardoso dos Santos)

Alexsandro de Souza Popovic

Virginia Retirement System
(by proxy Clóvis Lopes da Silva Purgato)

USAA Emerging Markets
(by proxy Clóvis Lopes da Silva Purgato)

American Funds Insurance Series-Global
(by proxy Clóvis Lopes da Silva Purgato)

This page makes up the Minutes of the Annual and Extraordinary General Shareholders’ Meeting
of Telemig Celular Participações S.A. held on March 28, 2008, at 3:00 pm.

Smallcap World Fund Inc.
(by proxy Clóvis Lopes da Silva Purgato)

Commonwealth of Pennsylvania Public
(by proxy Clóvis Lopes da Silva Purgato)

Eaton Vance Tax-Managed Emerging Markets
(by proxy Clóvis Lopes da Silva Purgato)

Central States Southeast and Southwest
(by proxy Clóvis Lopes da Silva Purgato)

The DFA Investment Trust Company on B.
(by proxy Clóvis Lopes da Silva Purgato)

The Monetary Authority of Singapore
(by proxy Clóvis Lopes da Silva Purgato)

The Master Trust Bank of Japan, Ltd. Re.
(by proxy Clóvis Lopes da Silva Purgato)

Sei Investments Canada Company Emerging Markets Equity Fund
(by proxy Clóvis Lopes da Silva Purgato)

State Street Bank and Trust Company Inv.
(by proxy Clóvis Lopes da Silva Purgato)

The Board Administration City Employees
(by proxy Clóvis Lopes da Silva Purgato)

This page makes up the Minutes of the Annual and Extraordinary General Shareholders’ Meeting
of Telemig Celular Participações S.A. held on March 28, 2008, at 3:00 pm.

Emerging Markets Core Equity Portfolio
(by proxy Clóvis Lopes da Silva Purgato)

John Hancock Trust International E. I. T. B.
(by proxy Clóvis Lopes da Silva Purgato)

John Hancock Trust International E. I. T. A.
(by proxy Clóvis Lopes da Silva Purgato)

John Hancock Funds II: International Equity I. F.
(by proxy Clóvis Lopes da Silva Purgato)

Eaton Vance Structured Emerging Markets Fund
(by proxy Clóvis Lopes da Silva Purgato)

The Sei Emerging Markets Equity Fund
(by proxy Clóvis Lopes da Silva Purgato)

State of California Public Employees Ret Sys
(by proxy Clóvis Lopes da Silva Purgato)

Lombard Odier Darier Hentsch Fund Man
(by proxy Clóvis Lopes da Silva Purgato)

Vanguard Ftse All-World Ex-Us Index Fund
(by proxy Clóvis Lopes da Silva Purgato)

Norges Bank
(by proxy Clóvis Lopes da Silva Purgato)

This page makes up the Minutes of the Annual and Extraordinary General Shareholders’ Meeting
of Telemig Celular Participações S.A. held on March 28, 2008, at 3:00 pm.

Stichting Pensioenfonds ABP
(by proxy Clóvis Lopes da Silva Purgato)

Artha Master Fund Ltd.
(by proxy Clóvis Lopes da Silva Purgato)

Artha Master Fund LLC
(by proxy Clóvis Lopes da Silva Purgato)

This page makes up the Minutes of the Annual and Extraordinary General Shareholders’ Meeting
of Telemig Celular Participações S.A. held on March 28, 2008, at 3:00 pm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 02, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ André Mastrobuono

Name:	André Mastrobuono
Title:	CEO, CFO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.